Gross Kleinhendler Hodak Halevy Greenberg & Co.


                                                     Tel Aviv, December 15, 2004
                                                      Our Ref: 8283/5001



Celeste M. Murphy
Attorney-Advisor Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

                RE:  ELBIT MEDICAL IMAGING LTD.
                SCHEDULE TO-I FILED ON NOVEMBER 23, 2004
                FILE NO. 005-50154

Dear Ms. Murphy:

     We enclose herewith, on our client's behalf, responses to the comments raised by the Staff in its comment letter dated December 1, 2004. Attached we have noted the Staff's comment in bold face type and the responses in regular type. We have filed with the SEC via EDGAR Amendment No. 1 to the Schedule TO (the "TO Amendment") for Elbit Medical Imaging Ltd. (the "Company" or "Elbit"). For your convenience, we have included a copy of the TO Amendment and the Supplement to Offer to Purchase and to Letter of Transmittal, which has been filed as an exhibit to the TO Amendment (the "Supplement"). References to page numbers in the attached are to the Supplement.

     We appreciate in advance your time and attention to this amendment. Should you have any additional questions or concerns, please call me at 972-3-607-4475 or Itay Frishman at 972-3-607-4488.

                            Very truly yours,

                            Perry Wildes
                            Gross, Kleindhendler, Hodak, Halevy, Greenberg & Co.

cc:  Shimon Yitzhaki, President, Elbit Medical Imaging Ltd.
     Adva Bitan

                           ELBIT MEDICAL IMAGING LTD.
                    SCHEDULE TO-I FILED ON NOVEMBER 23, 2004
                    RESPONSES TO SEC LETTER, DECEMBER 1, 2004

WHEN WILL ELBIT PAY ME FOR MY SHARES?

     1. PLEASE REVISE YOUR DISCLOSURE TO CONFIRM THAT IN ALL INSTANCES YOU WILL PAY FOR OR RETURN TENDERED UNITS PROMPTLY AFTER EXPIRATION OF THE OFFER. PLEASE REFER TO RULE 14E-1(C) OF THE EXCHANGE ACT.

We have revised the disclosure as requested. Please see page 1 of the Supplement.

CAN I TENDER MY SHARES USING A GUARANTEED DELIVERY PROCEDURE?

     2. PLEASE REVISE YOUR DISCLOSURE TO STATE, IN PLAIN ENGLISH, THE MEANING OF THIS HEADING.

We have revised the disclosure as requested. Please see page 1 of the Supplement.

2.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     3. WE NOTE, IN THE LAST PARAGRAPH OF THIS SECTION, THAT YOU STATE THAT YOU HAVE NO CURRENT PLANS TO ACQUIRE ADDITIONAL SHARES OTHER THAN THROUGH THE OFFER, BUT THAT YOU MAY, IN THE FUTURE, PURCHASE ADDITIONAL SHARES. PLEASE ADVISE US WHETHER THE COMPANY IS MAKING THIS OFFER FOR GREATER THAN 11% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL WITH A VIEW TOWARD, OR IN CONNECTION WITH, ANY PLAN OR PURPOSE OF ACQUIRING SECURITIES IN A SERIES OF SUCCESSIVE AND PERIODIC OFFERS (WHETHER OR NOT AT INCREASING PRICES), IN ORDER TO ACQUIRE SECURITIES OVER TIME AT THE LOWEST POSSIBLE PRICE AT WHICH SECURITY HOLDERS ARE WILLING TO SELL. IF NOT, PLEASE CONFIRM THAT NO SUCH INTENTION OR PLAN EXISTS. IF THE COMPANY HAS ANY SUCH PLANS, INTENTIONS OR GOALS, WHETHER FORMAL OR INFORMAL, THEN SUCH INFORMATION WOULD BE MATERIAL AND SHOULD BE DISCLOSED TO UNAFFILIATED SECURITY HOLDERS IN A SUPPLEMENT TO THE OFFER. FURTHER, IF THE COMPANY HAS ANY OF THE PLANS OR INTENTIONS DESCRIBED ABOVE, WE BELIEVE THE CURRENT OFFER WOULD BE A FIRST STEP IN A GOING PRIVATE TRANSACTION FOR WHICH A
SCHEDULE 13E-3 SHOULD BE FILED AND DISSEMINATED TO SECURITY HOLDERS.

The Company confirms that is not making the offer with a view toward, or in connection with, any plan or purpose of acquiring securities in a series of successive and periodic offers (whether or not at increasing prices), in order to acquire securities over time at the lowest possible price at which security holders are willing to sell.

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

CONDITIONS OF THE OFFER, PAGE 24

     4. REFER TO THE DEFINED TERM "EVENT" FOUND IN THE CONDITION LABELED (A)(1). WE NOTE THAT YOU SHALL NOT BE REQUIRED TO ACCEPT TENDERED SHARES WHERE ANY EVENT SHALL HAVE OCCURRED. YOU DEFINE EVENT, IN PART, TO INCLUDE "ANY ACTION TAKEN, OR ANY STATUTE, RULE, REGULATION, LEGISLATION, INTERPRETATION, JUDGMENT, ORDER OF INJUNCTION ENACTED, ENFORCED, PROMULGATED, AMENDED, ISSUED OR DEEMED APPLICABLE
TO THE OFFER. . . ." PLEASE CLARIFY THIS CONDITION TO FIRST DESCRIBE THESE
ACTIONS AS APPLYING TO THE OFFER, IF TRUE. FURTHER, WE ARE CONCERNED THAT YOUR OFFER CONDITION IS DRAFTED SO BROADLY AND GENERALLY AS TO MAKE IT DIFFICULT TO DETERMINE WHETHER IT HAS BEEN `"TRIGGERED" BY EVENTS AS THEY OCCUR. PLEASE TAILOR YOUR CONDITION SO THAT THE SECURITY HOLDERS MAY OBJECTIVELY VERIFY WHEN IT HAS BEEN TRIGGERED. FOR EXAMPLE, IS THIS CONDITION EFFECTIVE IF ANY SUCH EVENT HAS A MATERIAL ADVERSE EFFECT ON THE COMPANY?

We have revised the disclosure as requested. Please see page 2 of the Supplement.

     5. THE THIRD AND FOURTH LISTED OFFER CONDITIONS TO THE CONDITION LABELED
(4) REFERS TO "A COMMENCEMENT OF A WAR, ARMED HOSTILITIES OR OTHER NATIONAL OR INTERNATIONAL CRISIS DIRECTLY OR INDIRECTLY INVOLVING THE UNITED STATES OR
ISRAEL. . . ." THE FOURTH BULLET POINT INCLUDES: "IN THE CASE OF ANY OF THE
FOREGOING EXISTING AT THE TIME OF THE COMMENCEMENT OF THE OFFER, A MATERIAL ESCALATION OR THE WORSENING THEREOF." GIVEN THE CURRENT SITUATION IN IRAQ, AFGHANISTAN, AND ISRAEL AND THE RECENT ESCALATION OF HOSTILITIES THERE, WE ARE CONCERNED THAT YOUR OFFER CONDITION IS DRAFTED SO BROADLY AND GENERALLY AS TO MAKE IT DIFFICULT TO DETERMINE WHETHER IT HAS BEEN "TRIGGERED" BY EVENTS AS THEY OCCUR. PLEASE TAILOR YOUR CONDITION SO THAT SECURITY HOLDERS MAY OBJECTIVELY VERIFY WHEN THESE HAVE BEEN TRIGGERED. FOR EXAMPLE, ARE THESE CONDITIONS EFFECTIVE IF ANY SUCH EVENT HAS A MATERIAL ADVERSE EFFECT ON THE COMPANY?

We have revised the disclosure as requested. Please see pages 2 - 3 of the Supplement.

     6. IN OUR VIEW, YOU MAY CONDITION A TENDER OFFER ON ANY NUMBER OF CONDITIONS, AS LONG AS THEY ARE DESCRIBED WITH REASONABLE SPECIFICITY, CAPABLE OF SOME MEASURE OF OBJECTIVE VERIFICATION, AND OUTSIDE OF YOUR CONTROL. IN THE SECOND PARAGRAPH OF SUBSECTION (B), THE PHRASE "REGARDLESS OF THE CIRCUMSTANCES GIVING RISE TO THE FAILURE OF THE CONDITION" IMPLIES THAT YOU MAY ASSERT AN OFFER CONDITION EVEN WHEN THE CONDITION IS "TRIGGERED" BY YOUR OWN ACTION OR INACTION. PLEASE REVISE IN ACCORDANCE WITH OUR POSITION.

We have revised the disclosure as requested. Please see page 3 of the Supplement.

     7. IN THE SAME PARAGRAPH, YOU STATE THAT YOU MAY WAIVE ANY CONDITION IN WHOLE OR IN PART UNTIL THE EXPIRATION DATE. YOU FURTHER STATE, TWO PARAGRAPHS LATER, THAT YOUR FAILURE AT ANY TIME TO EXERCISE ANY OF THE FOREGOING RIGHTS SHALL NOT BE DEEMED A WAIVER OF ANY SUCH RIGHT AND EACH SUCH RIGHT SHALL BE DEEMED AN ONGOING RIGHT THAT MAY BE ASSERTED AT ANY TIME. WE NOTE THE FACT THAT YOU HAVE NOT INCLUDED QUALIFIED LANGUAGE THAT THE CONDITIONS ARE CONSIDERED AN "ONGOING RIGHT THAT MAY BE ASSERTED AT ANY TIME." YOU HAVE LIMITED YOUR RIGHT TO ACT PURSUANT TO CONDITIONS UP UNTIL OFFER EXPIRATION. WE AGREE. PLEASE NOTE, HOWEVER, THAT IF A LISTED OFFER CONDITION IS IMPLICATED BY EVENTS THAT OCCUR DURING THE TENDER OFFER, IN ORDER TO CONTINUE THE OFFER, YOU MUST WAIVE THAT CONDITION. AS YOU ARE AWARE, WAIVER OF AN OFFER CONDITION MAY REQUIRE AN EXTENSION OF THE OFFER AND/OR DISSEMINATION OF ADDITIONAL OFFERING MATERIAL. PLEASE CONFIRM YOUR UNDERSTANDING IN A SUPPLEMENTAL RESPONSE.

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


The Company confirms its understanding that waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material.

     8. WE NOTE YOUR LIST OF EXPENSES. PLEASE DISCLOSE WHETHER OR NOT THE COMPANY HAS PAID OR WILL BE RESPONSIBLE FOR PAYMENT OF SAME PURSUANT TO ITEM 1007(C) OF REGULATION M-A.

We have revised the disclosure as requested. Please see page 3 of the Supplement.

LETTER OF TRANSMITTAL

     9. THE LETTER IMPROPERLY ASKS NOTE HOLDERS TO CERTIFY THAT THEY HAVE "READ" THE TERMS OF THE OFFER. PLEASE REVISE TO DELETE THE REQUIREMENT THAT SECURITY HOLDERS CERTIFY THAT THEY HAVE "READ" THE OFFER. ALTERNATIVELY, AMEND THE FORM TO INCLUDE A LEGEND IN BOLD TYPEFACE THAT INDICATES ELBIT NEITHER VIEWS THE CERTIFICATION MADE BY NOTE HOLDERS THAT THEY HAVE READ THE OFFERING MATERIALS AS A WAIVER OF LIABILITY AND THAT ELBIT PROMISES NOT TO ASSERT THAT THIS PROVISION CONSTITUTES A WAIVER OF LIABILITY.

We have deleted the sentence in which shareholders certify that they have "read" the terms of the Offer. Please see page 3 of the Supplement.

                                     * * * *

Please also see enclosed letter from Elbit containing requested acknowledgements.

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